BB 3/11

04003460

UNITED STATES
:S AND EXCHANGE COMMISSION
Washington, D.C. 20549

cm 3-22

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52646

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PIBC Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

689 Fifth Avenue - 14th floor
(No. and Street)

RECEIVED MAR - 3 2004 187 SECTION

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Marcus 212-399-6555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenblatt, Bass, Margulies & Katzen, LLP
(Name – *if individual, state last, first, middle name*)

121 Summerhill Road (Address) East Brunswick, (City) NJ (State) 08816 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John W. Marcus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PIBC Securities LLC, as of February 27, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

March 01, 2004

SANDRA HIGGINS
Notary Public, State of New York
No. 01HI6007074
Qualified in Queens County
Commission Expires May 18, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PIBC SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

Rosenblatt, Bass, Margulies & Katzen, LLP
Certified Public Accountants

To the Member
PIBC Securities LLC

We have audited the accompanying statement of financial condition of PIBC Securities LLC (the Company) as of December 31, 2003, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PIBC Securities LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenblatt, Bass, Margulies & Katzen, LLP

Rosenblatt, Bass, Margulies, & Katzen, LLP
East Brunswick, New Jersey
February 28, 2004

PIBC SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash in bank	$ 15,678	
Total Assets		$ 15,678

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses	$ 3,610	
Total Liabilities		$ 3,610
Member's Equity		12,068
Total Liabilities and Member's Equity		$ 15,678

The accompanying notes are an integral part of these financial statements.

PIBC SECURITIES LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue		
Interest Income		
Total Revenue		$ 2
Expenses		
Consulting fees	$ 1,997	
Accounting fees	2,050	
Regulatory expenses and assessments	1,180	
Total Expenses		5,227
Net Income (Loss)		$ (5,225)

The accompanying notes are an integral part of these financial statements.

PIBC SECURITES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

Member's equity - January 1, 2003	$ 17,293
Net loss	(5,225)
Member's equity - December 31, 2003	$ 12,068

The accompanying notes are an integral part of these financial statements.

PIBC SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net loss	$ (5,225)	
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in operating liabilities:		
Accrued expenses	850	
Net cash used by operating activities		$ (4,375)
Cash at beginning of year		20,053
Cash at end of year		$ 15,678
Supplemental cash flows disclosures:		
Income tax payments		$ -0-
Interest payments		$ -0-

The accompanying notes are an integral part of these financial statements.

PIBC SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). PIBC Securities LLC (the Company) is a New York Limited Liability Company.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company is engaged in the business of providing investment banking and advisory services. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and therefore claims an exemption from SEC Rule 15c3-3.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $12,068, which was $7,068 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .30 to 1.

4. INCOME TAXES

The Company is a one member Limited Liability Company and, therefore is considered a disregarded entity for income tax purposes. The Company's revenues and expenses are included on its member's (owner's) income tax return. Therefore, these financial statements do not include any provision for income taxes.

5. RELATED PARTY TRANSACTIONS

The Company is wholly owned by The Private Investment Banking Company LLC (PIBC). During the year ended December 31, 2003, the Company did not have any inter-company transactions with PIBC.

PIBC SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

SCHEDULE I

Allowable assets from Statement of Financial Condition:	
Cash	$ 15,678
Liabilities from Statement of Financial Condition:	
Accrued expenses	(3,610)
Net Capital	$ 12,068
Aggregate Indebtedness	
Items included in Statement of Financial Condition:	
Accrued expenses	$ (3,610)
Total Aggregate Indebtedness	$ (3,610)
Computation of basic net capital requirement	
Minimum dollar net capital required	$ 5,000
Excess net capital	$ 7,068
Excess net capital at 1,000 percent	$ 11,707
Ratio: Aggregate indebtedness to net capital	.30 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2003)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 11,643
Audit adjustment to decrease accrued expenses	425
Net Capital Per Above	$ 12,068

REPORT ON INTERNAL CONTROL

REQUIRED BY SEC RULE 17A - 5

Rosenblatt, Bass, Margulies & Katzen, LLP
Certified Public Accountants

To the Member
PIBC Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of PIBC Securities LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors and the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

121 Summerhill Road • East Brunswick, New Jersey 08816 • (732) 254-4848 • Fax (732) 254-6828

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenblatt, Bass, Margulies & Katzen, LLP

Rosenblatt, Bass, Margulies, & Katzen, LLP
East Brunswick, New Jersey
February 28, 2004